Exhibit 99.2

WITH RESPECT TO THE ANNOUNCEMENT OF THE ESTABLISHMENT OF A JOINT HOLDING COMPANY BY SHARE TRANSFER.

This exchange offer or business combination is made for the securities of a foreign company.  The exchange offer or business combination is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

(translation)

March 27, 2015

To whom it may concern:

Company: The Higo Bank, Ltd.

Representative: Takahiro Kai, President

(Code Number: 8394, First Section, Tokyo Stock Exchange; and Fukuoka Stock Exchange)

Contact: Tooru Hayashida, Executive Officer, Manager of General Planning Division (TEL: 096-325-2111)

Company: The Kagoshima Bank, Ltd.

Representative: Motohiro Kamimura, President

(Code Number: 8390, First Section, Tokyo Stock Exchange; and Fukuoka Stock Exchange)

Contact: Hiroyuki Matsunaga, Director, Manager of Corporate Planning Division (TEL: 099-225-3111)

Entering into Agreement Regarding Establishment of Joint Holding Company (Share Transfer) between The Higo Bank, Ltd. and The Kagoshima Bank, Ltd. and Preparation of Share Transfer Plan

Notice is hereby given that The Higo Bank, Ltd. (Representative: Takahiro Kai, President; hereinafter referred to as “Higo Bank”) and The Kagoshima Bank, Ltd. (Representative: Motohiro Kamimura, President; hereinafter referred to as “Kagoshima Bank”; Higo Bank and Kagoshima Bank shall be collectively referred to as the “Banks”) have resolved, at their respective board of directors meetings held today: (i) to establish “Kabushiki Kaisha Kyushu Financial Group,” a wholly-owning parent company of the Banks (the “Joint Holding Company”) by way of share transfer (the “Share Transfer”) on October 1, 2015 (the “Effective Date”); and (ii) to establish an outline of the Joint Holding Company and the conditions, etc., of the Share Transfer, on the condition that the approval of the general shareholders meetings of the Banks, and that the necessary licenses and permits will be obtained from the competent authorities, in accordance with the “Basic Agreement Regarding Business Integration” agreed upon between the Banks on November 10, 2014, and thus, as of today, have entered into the “Business Integration Agreement” and jointly prepared the “Share Transfer Plan” as set forth below.

1.                   Purpose of Business Integration Through Share Transfer

(1)              Background and Purpose of Business Integration

The Banks, in serving their corporate missions as regional banks based in the Kyushu region, have been dedicating themselves to establishing stable revenue bases thanks to the strong patronage provided by the people living in each of the respective areas.  However, in terms of future bank management, the Banks have recognized that they will be further required to respond to changes in the surrounding environment, including the coming population decrease and the transformation in the competitive landscape.

In view of such changes in the future environment, and in order to realize “regional revitalization” by working together with the region as regional banks, the Banks determined it necessary to establish a solid management foundation with which the Banks would be able to further exert their presence in the Kyushu region with a strong focus on their respective local areas, and to create a new expanded community-based business model.  As the Banks have already announced in the November 10, 2014 press release regarding the “Basic Agreement Regarding Business Integration between The Higo Bank, Ltd. and The Kagoshima Bank, Ltd.,” the Banks entered into a basic agreement on November 10, 2014, to engage in consultations and discussions targeting a business integration through the establishment of a holding company, and since such time have engaged in consultations and discussions targeting the establishment of the Joint Holding Company through the Share Transfer scheduled to take place on October 1, 2015.  As a result thereof, the Banks have today reached a final agreement regarding conducting the business integration “on an equal footing” between the Banks.

In regard to the shares of the Joint Holding Company which is to be newly established, the Banks will list such shares on the Tokyo Stock Exchange, Inc. (“TSE”) and the Fukuoka Stock Exchange (“FSE”).  The listing date is scheduled to be October 1, 2015.  In addition, by way of the Share Transfer, the Banks will become wholly-owned subsidiaries of the Joint Holding Company, and thus, prior to the Effective Date of the Share Transfer, the shares of the Banks will be each delisted from the First Section of the TSE and the FSE on September 28, 2015.  The exact listing day of the Joint Holding Company and the exact delisting days of the Banks will be determined in accordance with the rules of the TSE and FSE.

(2)              Basic Policies after Business Integration and Group Management Philosophy

The new financial group will aim to become a comprehensive financial group which will be truly favored by customers based on the following three philosophical pillars, targeting the realization of sustainable growth.

(i)                The Banks will respond to the trust and expectations placed in them by the customers and will provide optimal, high level comprehensive financial services to their customers.

The Banks promise to combine the traditions, personnel, and aspirations we have cultivated thus far, exert our collective capability to the maximum, and thereby continue to provide fine-tuned and high quality services which satisfy the needs of each individual person.

(ii)             The Banks will develop alongside the local regions and actively contribute in the realization of a vigorous regional society and economy.

We promise to continuously contribute to realizing a Kyushu which has a vitality and attractiveness that transcends the framework of prefectural borders in our position as a comprehensive financial group which will develop alongside and in conjunction with such local regions.

(iii)          The Banks will nurture an abundance of creativity and a free-spirited organizational culture, continuing to challenge ourselves to move toward a better future.

We promise that everyone at the Banks will continue to challenge themselves in order to nurture our free-spirited and expansive personnel and a culture with an abundance of creativity which mirrors the natural, scenic beauty of our hometown Kyushu, and further promise to stride toward a future full of hope for the next generation.

(3)              Synergies Expected by Business Integration

(i)                  Expansion of sales base:

Through the business integration, as a new financial group located in the Kyushu region, the Banks will aim to expand the sales base centering on their respective regions of the Banks.  In the future, the Banks will also aim to expand the financial functions of the group as a whole, construct a joint business system, and establish new bases across the Asian region, thereby providing optimal, high level comprehensive financial services to meet the expectations of our ever-expanding customer base.

(ii)               Expansion of regional financing functions:

Through the business integration, the Banks will aim to expand regional financing functions by constructing a shared system composed of financing knowhow and information while taking advantage of the current strengths of the Banks.  In the future, through exerting the solution-based functions of the group to the maximum and through addressing regional-based tasks transcending the prefectural borders, the Banks will realize the aim of “regional revitalization” working alongside the local regions.

(iii)            Promotion of management streamlining:

Through the business integration, consolidation of the internal control departments will be able to be achieved; thus, the Banks will aim to further improve the efficiency of the head office functions.  In the future, the Banks will share the same services and system, and will make efforts to maximize the synergistic cost benefits of the business integration, in order to enhance the convenience enjoyed by our customers.

*Together with this press release, please see the document titled “Business Integration Through Establishment of Joint Holding Company” separately attached.

2. Outline of the Share Transfer

(1)              Schedule

March 27, 2015 (Friday) (today)

Resolution at the Board of Directors meeting regarding the Business Integration Agreement and Share Transfer Plan; entering into the Business Integration Agreement; and preparing the Share Transfer Plan

March 31, 2015 (Tuesday)	Reference date for ordinary general meeting of shareholders of the Banks

June 23, 2015 (Tuesday) (planned)	Ordinary general meeting of shareholders of the Banks for approval of the Share Transfer Plan

September 28, 2015 (Monday) (planned)	Delisting the shares of the Banks from the TSE and FSE

October 1, 2015 (Thursday) (planned)	Registration of the incorporation of the Joint Holding Company (Effective Date); and listing of shares of the Joint Holding Company

Please note that the above schedule may change in the future upon discussion between the Banks, due to reasons such as unforeseeable requirements arising in the course of implementing the Share Transfer.

(2)              Method of Share Transfer

This will be a joint share transfer, wherein the Banks will become wholly-owned subsidiaries and the newly incorporated Joint Holding Company will become their wholly-owning parent company.

(3)              Contents of the Allotment in the Share Transfer (Share Transfer Ratio)

Company	Higo Bank	Kagoshima Bank
Share transfer ratio	1	1.11

(Note 1) Share transfer ratio

Higo Bank shareholders will receive 1 shares of Joint Holding Company common stock for each share of Higo Bank common stock, and Kagoshima Bank shareholders will receive 1.11 shares of Joint Holding Company common stock for each share of Kagoshima Bank common stock.  The total number of shares in the Joint Holding Company to be delivered to the shareholders of Higo Bank and the total number of shares in the Joint Holding Company to be delivered to the shareholders of Kagoshima Bank under the Share Transfer Plan will be approximately the same (“1:1”).  The number of shares per unit of the Joint Holding Company will be 100 shares.

If there are any fractional shares less than one share in the common stock of the Joint Holding Company which must be delivered to the shareholders of the Banks as a result of the Share Transfer, the amount in proportion to such fractional portion less than one share shall be paid to the relevant shareholders in accordance with the provisions of Article 234 of the Companies Act (Law No. 86 of July 26, 2005 (as amended); hereinafter the same shall apply) and the provisions of other related laws and regulations.

Please note that the above-mentioned share transfer ratio is subject to change through mutual consultation between the Banks if any material change occurs to, or if it is found that there is any event that will have a significant impact on, the property condition or financial condition of Higo Bank or Kagoshima Bank during the period from the preparation date of the Share Transfer Plan to the formation date of the Joint Holding Company.

(Note 2) Number of new shares to be delivered by the Joint Holding Company (planned)

463,407,669 shares of common stock

The above number is based on the total number of issued and outstanding shares of Higo Bank common stock as of December 31, 2014, i.e. 230,755,291 shares, and the total number of issued and outstanding shares of Kagoshima Bank common stock as of December 31, 2014, i.e. 210,403,655 shares.  Each bank plans to cancel its treasury stock that it owns, to the extent practically possible, immediately before the Joint Holding Company acquires all of the Banks’ issued and outstanding shares (the “Record Time”).  Accordingly, the amount of Higo Bank treasury stock as of December 31, 2014, i.e. 256,172 shares, and the amount of Kagoshima Bank treasury stock as of December 31, 2014, i.e. 576,132 shares, are excluded from the calculation of the above-mentioned numbers of new shares of common stock to be delivered by the Joint Holding Company.

If the amount of the Banks’ treasury stock as of December 31, 2014 changes on or before the Record Time, such as where a shareholder of Higo Bank or Kagoshima Bank exercises its right to demand such bank to repurchase such shareholder’s shares, the number of new shares to be delivered by the Joint Holding Company may change.

(Note 3) Treatment of fractional units

The shareholders of the Banks who receive a fractional unit (a unit equals 100 shares) of Joint Holding Company common stock as a result of the Share Transfer will not be able to sell their fractional units on the TSE or any other financial instruments exchange.  The shareholders who hold such fractional units may compel the Joint Holding Company to repurchase their fractional units in accordance with the provisions of Article 192(1) of the Companies Act.  In accordance with Article 194(1) of the Companies Act, the shareholders holding fractional units may compel the Joint Holding Company to offer for sale the number of shares necessary to achieve a whole unit with respect to shares for which they only have a fractional unit.

(4)              Handling of stock acquisition rights and bonds with stock acquisition rights in association with the Share Transfer

Neither bank has issued any stock acquisition rights or bonds with stock acquisition rights.

3. Basis for the Content of the Allotment in the Share Transfer

(1)              Basis and reasons for the content of the allotment

As described in 1. “Purpose of the Business Integration through Share Transfer” above, the Banks entered into a basic agreement as of November 10, 2014, to discuss and consider the possibility of business integration by way of establishing a joint holding company, and have discussed and considered establishing a joint share holding company through the Share Transfer on or around

October 1, 2015.

As described in (4) “Measures to ensure fairness” below, in order to ensure the fairness of the consideration, etc. for the Share Transfer, Higo Bank retained Mizuho Securities Co., Ltd. (“Mizuho Securities”), as third-party valuation institution and Mori Hamada & Matsumoto, as a legal advisor, and started consideration of the Share Transfer, and has carefully conducted discussions and considerations, based on the calculation reports on the share transfer ratio received from Mizuho Securities, third-party valuation institution, as of March 26, 2015 and the advice of Mori, Hamada & Matsumoto, a legal advisor, and as a result, Higo Bank has determined that carrying out the Share Transfer using the share transfer ratio stated in 2. (3) “Contents of the Allotment in the Share Transfer (Share Transfer Ratio)” above would be appropriate.

On the other hand, as described in (4) “Measures to ensure fairness” below, in order to ensure the fairness of the consideration, etc. for the Share Transfer, Kagoshima Bank retained Daiwa Securities Co., Ltd. (“Daiwa Securities”), as third-party valuation institution and TMI Associates, as a legal advisor, and started consideration of the Share Transfer, and has carefully conducted discussions and considerations, based on the calculation report on the share transfer ratio received from Daiwa Securities, third-party valuation institution, as of March 26, 2015 and the advice of TMI Associates, a legal advisor, and as a result, Kagoshima Bank has determined that carrying out the Share Transfer using the share transfer ratio stated in 2. (3) “Contents of the Allotment in the Share Transfer (Share Transfer Ratio)” above would be appropriate.

Thus, using the results of the calculation provided by such third-party valuation institution and the advice of such legal advisors, the Banks have carefully negotiated and discussed the share transfer ratio based on the outcome of the due diligence they performed on each other, and have generally taken into consideration various factors, including their respective financial conditions, asset conditions and future projections. Based on the above, the Banks have determined that the share transfer ratio stated above is reasonable, and the board of directors of each bank held a meeting today and determined and agreed on the share transfer ratio in the Share Transfer.

(2)              Matters regarding calculation

(i)                  Names of calculation institutions and relationship with listed company and the other company

Neither Mizuho Securities, the financial advisor (third-party valuation institution) of Higo Bank nor Daiwa Securities, the financial advisor (third-party valuation institution) of Kagoshima Bank qualifies as a party related to the Banks or has any material interest in the Share Transfer that should be stated.

(ii)               Overview of Calculation

In order to ensure the fairness of the share transfer ratio calculation in the Share Transfer, Higo Bank has retained Mizuho Securities and Kagoshima Bank has retained Daiwa Securities as their respective independent third-party valuation institution for calculating the share transfer ratio.

In calculating the share transfer ratio of the Banks, Mizuho Securities used an average market price analysis, as there exists a market price for the Banks’ shares which are listed on the First Section of the TSE and the FSE.  In addition, because there are several listed companies comparable to the Banks, and thus, since the comparison of the share value was possible by conducting a comparable companies analysis, a comparable companies analysis was also used.  Furthermore, the dividend discount model method (“DDM analysis”), which is widely used to evaluate financial institutions, was used to reflect the valuation of the future business activities of the Banks.  DDM analysis is a methodology for examining stock value by discounting shareholders’ expected profits to present value by using capital costs.  Such shareholders’ profits attributable to the shareholders are calculated by taking into account the amount of internal reserves and other factors required for maintaining a certain capital structure.  The results under each method of calculation are as set forth below.  The ranges of the share transfer ratio in the table below represent the number of shares of common stock of the Joint Holding Company to be allotted for one share of common stock of Kagoshima Bank, in the case where one share of common stock of the Joint Holding Company is allotted for one share of common stock of Higo Bank.

	Calculation Method	Range of Share Transfer Ratio
1	Average market price analysis	1.116 - 1.143
2	Comparable company analysis	0.910 - 1.252
3	DDM analysis	1.017 - 1.220

The average market analysis, using March 26, 2015 as the Reference Date (the “Reference Date”), is based on the closing price on the Reference Date, the average closing price for the one week-period preceding the

Reference Date, the average closing price for the one-month period preceding the Reference Date, the average closing price for the three-month period preceding the Reference Date, and the average closing price for the six-month period preceding the Reference Date.

Mizuho Securities used information received from the Banks as well as publicly available information as the basis for its calculations of the share transfer ratio.  Mizuho Securities assumed all such materials and information to be accurate and complete and did not independently verify the accuracy and completeness thereof.  Furthermore, Mizuho Securities did not perform any independent evaluation, appraisal or assessment with respect to the assets and liabilities (including contingent liabilities) of the Banks and their respective affiliated companies, including analysis and evaluation of individual assets and liabilities, and did not retain an independent third-party institution to perform any such evaluation, appraisal or assessment.  Mizuho Securities’ calculation of the share transfer ratio reflects the information and economic conditions as of March 26, 2015, and assumes that the respective Banks’ financial projections (including the profit plan and other information) were reasonably prepared based on the best projections and judgment currently available to the management of the Banks.

The future profit plans for the Banks used by Mizuho Securities as the calculation basis for the DDM analysis do not include any projections of large increases or decreases.

In calculating the share transfer ratio of the Banks, Daiwa Securities used an average market price analysis, as there exists a market price for the Banks’ shares which are listed on the First Section of the TSE and the FSE.  In addition, because there are several listed companies comparable to the Banks, and thus, since the comparison of the share value was possible by conducting a comparable companies analysis, a comparable companies analysis was used.  Furthermore, DDM analysis, which is widely used to evaluate financial institutions, was used to reflect the valuation of the future business activities of the Banks.  DDM analysis is a methodology for examining stock value by discounting shareholders’ expected profits to present value by using capital costs.  Such shareholders’ profits attributable to the shareholders are calculated by taking into account the amount of internal reserves and other factors required for maintaining a certain capital structure.  The results under each method of calculation are as set forth below.  The ranges of the share transfer ratio in the table below represent the number of shares of common stock of the Joint Holding Company to be allotted for one share of common stock of Kagoshima Bank, in the case where one share of common stock of the Joint Holding Company is allotted for one share of common stock of Higo Bank.

	Calculation Method	Range of Share Transfer Ratio
1	Market share price analysis	1.116 - 1.143
2	Comparable company analysis	0.845 - 1.312
3	DDM analysis	1.025 - 1.199

The average market analysis, using March 26, 2015 (i.e. the day on which the calculation reports on the share transfer ratio were prepared), as the reference date (the “Reference Date”), is based on the closing price on the Reference Date, the average closing price for the one week-period preceding the Reference Date, the average closing price for the one month period preceding the Reference Date, the average closing price for the three-month period preceding the Reference Date and the average closing price for the six-month period preceding the Reference Date, respectively.

Daiwa Securities, in principle, used materials and information received from the Banks as well as publicly available information, on an as-is basis, as the basis for its calculations of the share transfer ratio.  Daiwa Securities assumed all the materials and information that were analyzed and examined to be accurate and complete and did not independently verify the accuracy and completeness thereof, nor does it have an obligation to make such verification.  Furthermore, Daiwa Securities did not perform an independent evaluation, appraisal or assessment with respect to any of the assets and liabilities (including, without limitation, financial derivatives, off-balance-sheet assets and liabilities and other contingent liabilities) of the Banks and their respective affiliated companies, including analysis and evaluation of individual assets and liabilities, and did not retain an independent third-party institution to perform any such evaluation, appraisal or assessment.

Daiwa Securities has assumed that the respective Banks’ business plans, financial projections and other future-related information which have been received from the respective Banks were reasonably prepared based on the best projections and judgment currently available to the management of the Banks.  Daiwa Securities, upon consent from Kagoshima Bank, has relied on such information without independent verification.

The future financial projections for the Banks used as the calculation basis do not include any projections of large increases or decreases of profit for any fiscal year.  Daiwa Securities’ calculation of the share transfer ratio is based on the financial, economic and market conditions as of March 26, 2015.

(3)              Handling of listing application for the Joint Holding Company

The Banks plan to apply for the listing of the shares of common stock of the newly-established Joint Holding Company on the TSE and FSE.  The listing date is scheduled for October 1, 2015.  The Banks will become subsidiaries of the Joint Holding Company through the Share Transfer, and will accordingly be delisted from the TSE and FSE, respectively, on September 28, 2015, before the listing of the Joint Holding Company.

The exact date of delisting will be determined in accordance with the respective rules of the TSE and FSE.

(4)              Measures to ensure fairness

Higo Bank has taken the following measures to ensure the fairness of the Share Transfer.

(i)                  Obtaining calculation reports on the share transfer ratio from an independent third-party valuation institution

In order to ensure the fairness of the Share Transfer, Higo Bank has appointed Mizuho Securities as third-party valuation institution, and obtained the calculation reports on the share transfer ratio to be used as the basis of the agreement for the share transfer ratio.  Higo Bank has conducted negotiations and discussions with Kagoshima Bank based on the analysis and opinions of Mizuho Securities, its third-party valuation institution, and the board of directors has resolved today that it will carry out the Share Transfer using the agreed share transfer ratio as described in Section 2. (3) “Contents of the Allotment in the Share Transfer (Share Transfer Ratio)” above.

Higo Bank has also received a written opinion (known as a “fairness opinion”) dated March 26, 2015 from Mizuho Securities to the effect that the share transfer ratio for the Share Transfer is fair to Higo Bank common shareholders from a financial point of view.  Please refer to Exhibit 1for various important assumptions regarding the fairness opinion provided by Mizuho Securities.  Please note that Mizuho Securities does not qualify as a related party of the Banks nor does it have any material interest in the Share Transfer that should be stated.

(ii)               Advice from an independent law firm

In order to ensure the fairness and appropriateness of its board of directors, Higo Bank has obtained legal advice from Mori Hamada & Matsumoto, a legal advisor independent of the Banks, with respect to the decision-making method and process by Higo Bank and other procedures related to the Share Transfer.

On the other hand, Kagoshima Bank has taken the following measures to ensure the fairness of the Share Transfer.

(i)                  Obtaining calculation reports on the share transfer ratio from an independent third-party valuation institution

In order to ensure the fairness of the Share Transfer, Kagoshima Bank has appointed Daiwa Securities as third-party valuation institution, and obtained the calculation reports on the share transfer ratio to be used as the basis of the agreement for the share transfer ratio for the Share Transfer.  Kagoshima Bank has conducted negotiations and discussions with Higo Bank based on the analysis and opinions of Daiwa Securities, its third-party valuation institution, and the board of directors has resolved today that it will carry out the Share Transfer using the agreed share transfer ratio as described in Section 2. (3) “Contents of the Allotment in the Share Transfer (Share Transfer Ratio)” above.

Kagoshima Bank has also received a written opinion (known as a “fairness opinion”) dated March 26, 2015 from Daiwa Securities to the effect that the share transfer ratio is fair to Kagoshima Bank common shareholders from a financial point of view.  Please refer to Exhibit 2 for various assumptions regarding the fairness opinion provided by Daiwa Securities.  Please note that Daiwa Securities does not qualify as a related party of the Banks nor does it have any material interest in the Share Transfer that should be stated.

(ii)               Advice from an independent law firm

In order to ensure the fairness and appropriateness of its board of directors, Kagoshima Bank has obtained legal advice from TMI Associates, a legal advisor independent of the Banks, with respect to the decision-making method and process by Kagoshima Bank and other procedures related to the Share Transfer.

(5)              Measures to avoid conflicts of interest

No special measures to avoid conflicts of interest have been taken as no conflicts of interest are expected to arise between Higo Bank and Kagoshima Bank in connection with the Share Transfer.

4.                   Overview of Parties to the Share Transfer

(1)              Company overview (as of end of December 2014)

Company name	The Higo Bank, Ltd.	The Kagoshima Bank, Ltd.

Location	13-5, Koyamachi 1-chome, Chuo-ku, Kumamoto-shi, Kumamoto prefecture	6-6, Kinsei-cho, Kagoshima-shi, Kagoshima prefecture

Title and Name of Representative	Takahiro Kai, President	Motohiro Kamimura, President

Content of Business	Ordinary banking business	Ordinary banking business

Capital	18,128 million yen	18,130 million yen

Date of Establishment	July 25, 1925	October 6, 1879

Number of issued shares	230,755 thousand shares	210,403 thousand shares

Fiscal year end	March 31		March 31

Number of employees (non-consolidated)	2,283		2,359
Major shareholders (thousands of shares) and ratio of shareholdings (%)(as of end of September 2014)	Meiji Yasuda Life Insurance Co.	11,621 (5.03)	Iwasaki Scholarship Cultural Foundation	18,861 (8.96)

	Takara Kogyo Co., Ltd.	8,258 (3.57)	Kagoshima Bank Employees’ Stock Investment Association	7,455 (3.54)

	Higo Bank Employees’ Shareholding Association	7,583 (3.28)	Iwasaki Sangyo Co.	6,862 (3.26)

	Japan Trustee & Services Bank, Ltd. (Trust account)	7,512 (3.25)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	6,525 (3.10)

	Mizuho Bank, Ltd.	6,869 (2.97)	Meiji Yasuda Life Insurance Co.	6,258 (2.97)

Number of branches (including sub-branches )	122		152

Relationship between the parties

Capital	Higo Bank holds 4,935 thousand shares of Kagoshima Bank common stock. Kagoshima Bank holds 3,372 thousand shares of Higo Bank common stock

Personnel	Not applicable

Transactions	Not applicable, other than the normally-occurring interbank transactions

Related parties	Not applicable.

(2)     Results of operations for the last three years (Unit: Millions of yen)

	The Higo Bank, Ltd.			The Kagoshima Bank, Ltd.
Fiscal year	FY ended March 2012	FY ended March 2013	FY ended March 2014	FY ended March 2012	FY ended March 2013	FY ended March 2014
Consolidated net assets	249,898	274,655	277,808	264,488	286,811	288,864
Consolidated total assets	4,103,190	4,323,536	4,498,349	3,560,956	3,666,804	3,889,964
Consolidated net assets per share (yen)	1,065.55	1,172.97	1,190.47	1,213.86	1,317.12	1,330.81
Consolidated ordinary income	74,939	85,990	86,004	79,310	78,362	79,030
Consolidated ordinary profit	21,743	20,436	19,904	18,051	14,126	14,646
Consolidated net profit	10,814	13,710	11,826	8,749	7,786	9,653
Consolidated net profit per share (yen)	46.12	58.96	51.08	41.68	37.10	46.00
Dividend per share (yen)	9.00	9.00	9.50	8.00	9.00	9.00
(For reference)
Gross business profit (non-consolidated)	60,999	60,253	57,040	57,213	54,800	54,535
Net business profit (non-consolidated)	23,331	24,938	18,631	17,352	15,313	12,130

5.      Status of the Newly Established Company in the Share Transfer

(1)	Name	Kyushu Financial Group Inc.

(2)	Location of head office	6-6, Kinsei-cho, Kagoshima-shi, Kagoshima prefecture

(3)	Location of headquarters	1, Renpeicho, Chuo-ku, Kumamoto-shi, Kumamoto prefecture

		Chairman and Representative Director: Takahiro Kai	(currently, President of Higo Bank)

		President and Representative Director: Motohiro Kamimura	(currently, President of Kagoshima Bank)

		Director: Shiichiro Shimoyama	(currently, Senior Executive Managing Officer and Director of Higo Bank)

		Director: Akihisa Koriyama	(currently, Senior Managing Director of Kagoshima Bank)

		Director: Tsuyoshi Mogami	(currently, Executive Managing Officer and Director of Higo Bank)

		Director: Hiroyuki Matsunaga	(currently, Executive Officer, Manager of Corporate Planning Division of Kagoshima Bank)

		Director: Koji Tsumagari	(currently, Corporate Auditor of Kagoshima Bank)

(4)	Representatives and offices	Director: Tooru Hayashida	(currently, Executive Officer, Manager of General Planning Division of Higo Bank)

	(planned)	Director: Katsuaki Watanabe	(currently, Senior Advisor of Toyota Motor Corporation)

		Director: Takejiro Sueyoshi	(currently, Special Advisor of UNEP Financial Initiative)

		Company Auditor: Toyonori Ueno	(currently, Senior Executive Managing Officer and Director of Higo Bank)

		Company Auditor: Satoru Motomura	(currently, Kagoshima Bank)

		Company Auditor: Kenichi Sekiguchi	(currently, Special Advisor of Meiji Yasuda Life Insurance Company)

		Company Auditor: Katsuro Tanaka	(currently, Senior Managing Partner of TMI Associates)

		Company Auditor: Yuko Tashima	(currently, attorney)

(Note 1) Directors Katsuaki Watanabe and Takejiro Sueyoshi are outside directors as defined under Article 2(15) of the Companies Act.

(Note 2) Company Auditors Kenichi Sekiguchi, Katsuro Tanaka and Yuko Tashima are outside company auditors as defined under Article 2(16) of the Companies Act.

(5)	Business	Management of banks and companies that are permitted to be owned as subsidiaries under the Banking Act, and all other work incidental thereto

(6)	Capital	36,000 million yen

(7)	Fiscal year end	March 31

(8)	Net Assets (consolidated)	To be determined

(9)	Total assets (consolidated)	To be determined

(10)	Listing exchange	Tokyo Stock Exchange, Fukuoka Stock Exchange

(11)	Accounting auditor	Deloitte Touche Tohmatsu LLC

(12)	Administrator of shareholder registry	Mizuho Trust & Banking Co., Ltd.

6.      Overview of Accounting in Connection with the Share Transfer

The purchase method of accounting is expected to be used, since the Share Transfer is regarded as an acquisition under the Accounting Standards for Business Combinations.  The amount of goodwill (or negative goodwill) arising as a result of the Share Transfer has not been determined at the present stage.

7.      Forecast

The forecast for the Joint Holding Company’s operating results, as well as other outlooks, are currently being prepared, and will be provided once they are determined.

8.      Other

Kagoshima Bank has obtained advice from another advisor, Nomura Securities, Co., Ltd. with regard to the processes, etc. of the Share Transfer

(Reference) Higo Bank’s forecast for consolidated operating results for the current year (published on January 27, 2015) and consolidated performance for the previous year (Unit: Millions of yen)

Higo Bank	Consolidated ordinary income	Consolidated ordinary profit	Consolidated net profit	Consolidated net profit per share (yen)
Forecast for operating results for current year (FY ended March 2015)	84,000	17,900	11,600	50.32
Performance for previous year (FY ended March 2014)	86,004	19,904	11,826	51.08

(Reference) Kagoshima Bank’s forecast for consolidated operating results for the current year (published on February 2, 2015) and consolidated performance for the previous year (Unit: Millions of yen)

Kagoshima Bank	Consolidated ordinary income	Consolidated ordinary profit	Consolidated net profit	Consolidated net profit per share (yen)
Forecast for operating results for current year (FY ended March 2015)	74,500	16,300	10,200	48.60
Performance for previous year (FY ended March 2014)	79,030	14,646	9,653	46.00

Exhibit 1: Assumptions behind Mizuho Securities’ Fairness Opinion

On March 26, 2015, Mizuho Securities delivered its written opinion that the share transfer ratio is fair to Higo Bank common shareholders from a financial point of view (the “Fairness Opinion”), based on the following assumptions.

In the course of presenting the Fairness Opinion, Mizuho Securities has relied upon and assumed the accuracy and completeness of all the publicly available information as well as all the financial and other information which has been provided by the Banks to Mizuho Securities or which Mizuho Securities has discussed with the Banks, all of which were examined by Mizuho Securities as a substantial basis for its analysis in preparing the Fairness Opinion.  Mizuho Securities did not independently verify the accuracy or completeness of such information, and has no responsibility and is not obliged to independently verify such accuracy and completeness.  The conclusion presented in the Fairness Opinion may change if, with regard to the information which has been provided to Mizuho Securities or which Mizuho Securities has discussed with the Banks, (i) there are any matters which render such information materially erroneous, or (ii) there are any facts or circumstances which were not disclosed at the time of delivery of the Fairness Opinion, or any facts or circumstances occurring after the time of delivery of the Fairness Opinion (including any facts which potentially existed at the time of delivery of the Fairness Opinion and which were subsequently disclosed thereafter).  Mizuho Securities assumed that the management of the Banks is unaware of any fact whereby it may be deemed that any information which the Banks has provided to Mizuho Securities or which the Banks have discussed with Mizuho Securities is incomplete or misleading. Furthermore, Mizuho Securities did not make by itself and was not provided by a third party with any independent evaluation or appraisal with respect to the assets or liabilities (including, without limitation, derivative transactions, off-balance-sheet assets and liabilities and other contingent liabilities) or allowances of the Banks or their respective affiliated companies, nor did it request any third party to do so.  Mizuho Securities is not obliged to inspect the properties or facilities of the Banks or their affiliated companies, and did not make any evaluation on the shareholder’s equity, solvency, or fair market value of the Banks or their affiliated companies in accordance with the laws relating to bankruptcy, insolvency or similar matters.

Mizuho Securities has also assumed that the financial projections and other future-related information provided to Mizuho Securities (including any projections on future revenues and expenses, prospects of cost reductions, and business plans of the Banks) were reasonably prepared by the management of the Banks on the bases reflecting its best estimates currently available and its good faith judgments with respect to the operating results and financial conditions in the future of the Banks and their affiliated companies; and Mizuho Securities has not independently verified such financial projections and feasibility of the business plans; has relied upon such financial projections and business plans; has not conducted independent verifications as to the accuracy, appropriateness, and feasibility of such information; and has not presented any opinions on the analysis or projections mentioned in the Fairness Opinion, or the assumptions upon which such analysis or projections were made.  With regard to the synergistic effects to be brought about by the business integration between the Banks through the Share Transfer, Mizuho Securities has not been made aware of any matters through which it can evaluate, in a quantitative manner, any possible material effect on the conclusion in its opinions at the time of delivery of the Fairness Opinion; and, therefore, has not included in the Fairness Opinion any analysis on such synergistic effects.  In addition, Mizuho Securities has not presented any opinion on the future prospects, plans, or possible survival of the Banks, whether based on each individual company or on the entity existing after the integration.  Mizuho Securities is not a legal, regulatory or tax expert, and it has relied upon the assessments made by the Banks’ advisors in light with such legal, regulatory or tax aspects.  Mizuho Securities has also assumed that the Share Transfer is a transaction without making the Banks subject to any taxation in accordance with the corporate tax law of Japan, and has further assumed that no other tax-related matters regarding the Share Transfer will affect the share transfer ratio.

Mizuho Securities has assumed without independently verifying that the Share Transfer will be consummated in a timely manner, has further assumed that all important consents or approvals (whether or not in accordance with the laws and regulations, or any contracts) from the government, the regulatory authorities or any other related authorities that are required for consummation of the Share Transfer would be obtained without causing any adverse effect on expected benefits on the Banks or the Share Transfer, and has further assumed that the contents of such approvals and consents will not affect the share transfer ratio.

The Fairness Opinion has necessarily been prepared based on the financial, economic, market, and other conditions in existence and evaluable as of the issue date of the Fairness Opinion, and Mizuho Securities has relied on the information that has been made available to Mizuho Securities as of the issue date of the Fairness Opinion.  Furthermore, Mizuho Securities has not analyzed any information as to which it cannot verify the eventual effect on the corporate value of the Banks as of the issue date of the Fairness Opinion, which was included in such information as were made available to Mizuho Securities as of the issue date of the Fairness Opinion.  Accordingly, there may be an effect on the opinion issued by Mizuho Securities if, after the issue date of the Fairness

Opinion, there occurs any change in or influence on the facts which were basis of the analysis made in the Fairness Opinion or if it is revealed that there will be any influence on corporate value due to any potential facts as mentioned above, etc.; provided, however, that Mizuho Securities shall not be required to amend, renew, supplement, or re-confirm the Fairness Opinion.

The opinions presented by Mizuho Securities are limited to whether or not the share transfer ratio is appropriate for the Higo Bank common shareholders from a financial point of view as of the issue date of the Fairness Opinion; and Mizuho Securities does not express any opinion as to the appropriateness of the Share Transfer for any holders of other kinds of securities, any creditors, or any other persons related to Higo Bank.

Exhibit 2: Assumptions, etc. to Fairness Opinion by Daiwa Securities

In the course of submitting its written opinion presenting that the share transfer ratio which was agreed between Kagoshima Bank and Higo Bank is fair to the common shareholders of Kagoshima Bank from a financial point of view (the “Fairness Opinion”), Daiwa Securities has conducted the analysis and examination of the share transfer ratio; provided, however, that in conducting such analysis and examination, Daiwa Securities has used the materials and information provided by Kagoshima Bank and Higo Bank, and generally publicly available information as they are in principle; has assumed that all the materials and information which were analyzed and examined were accurate and complete; and did not conduct independent verifications on the accuracy and completeness of such materials and information; and is not obliged to independently verify the same.  In addition, Daiwa Securities has not performed an independent evaluation, appraisal or assessment with respect to all the assets or liabilities of, including conducting an analysis or evaluation of the individual assets and liabilities of, (including, without limitation, derivative transactions, off-balance sheet assets and liabilities and other contingent liabilities) of Kagoshima Bank and Higo Bank or their respective affiliated companies, nor has it requested any third-party agency to conduct such evaluation, appraisal or assessment.  Furthermore, Daiwa Securities has also assumed that there are no undisclosed facts (including contingent liabilities, lawsuits, etc.) of Kagoshima Bank, Higo Bank and their affiliated companies at present nor will there be in the future that could affect any opinions or views set forth in the Fairness Opinion. Daiwa Securities has also assumed that the business plans, the financial projections and other future-related information of Kagoshima Bank and Higo Bank provided to Daiwa Securities were reasonably prepared based on the best projections and judgments currently available to the managers of Kagoshima Bank and Higo Bank; and has relied upon such information with the consent of Kagoshima Bank, without conducting independent verifications.  Daiwa Securities has assumed that all the consents, or licenses or approvals from the government, the regulatory authorities or other persons that are required for conducting the Share Transfer will be able to be obtained without causing any adverse effect on interest expected by the Share Transfer.  The analysis on the Fairness Opinion was conducted by Daiwa Securities based on the financial, economic, market, and other conditions as of March 26 2015.

Daiwa Securities has not been requested by Kagoshima Bank to examine the decision-making by Kagoshima Bank regarding the implementation of the Share Transfer, or comparison and evaluation between the Share Transfer and other strategic alternatives; nor has yet made such examinations.  Daiwa Securities is not a legal, accounting or tax expert, and did not independently analyze or examine the legality and validity, and appropriateness of accounting and taxation handling for any matters relating to the Share Transfer, and is not obliged to independently do the same.  The

Fairness Opinion was prepared for the sole purpose of being used as reference information for the Board of Directors of Kagoshima Bank to consider the share transfer ratio (the “Preparation Purpose”), and may not be relied upon nor used for any other purpose or by any other party.  Accordingly, Daiwa Securities has no liability arising from or in connection with the use of the Fairness Opinion for any purposes other than for the Preparation Purpose.  The opinion of Daiwa Securities set forth in the Fairness Opinion does not in any way recommend to, or solicit from, the common shareholders of Kagoshima Bank such action as the exercise of their voting rights in connection with the Share Transfer (including dissenting shareholders’ exercise of the right to demand that their shares be repurchased by Kagoshima Bank), or the transfer or receipt of any Kagoshima Bank shares or any other related matters.  The opinions presented by Daiwa Securities in the Fairness Opinion are limited to whether or not the share transfer ratio is fair to the common shareholders of Kagoshima Bank from a financial point of view; and Daiwa Securities has not been requested to present or does not present its opinion as to the fairness of the share transfer ratio for any third parties other than the common shareholders of Kagoshima Bank or any other matters.  Daiwa Securities presents no opinion on the facts or assumptions, based on which the share transfer ratio was determined, or the decision-making of the Share Transfer by Kagoshima Bank.  Furthermore, Daiwa Securities presents no opinion on the price of common shares of Kagoshima Bank, Higo Bank, and the Joint Holding Company to be transacted after the day of sending the Fairness Opinion.